Exhibit 99.2

Form 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NexGen Energy Ltd. (the “Corporation” or “NexGen”)
Suite 3150, 1021 West Hastings Street
Vancouver, BC V6E 0C3

Item 2	Date of Material Change

August 31, 2023

Item 3	News Release

On August 31, 2023, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4	Summary of Material Change

On August 31, 2023, the Corporation announced that it had entered into binding term sheets with Queen’s Road Capital Investment Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”) for a private placement (the “Offering”) of US$110 million aggregate principal amount of 9.0% unsecured convertible debentures (the “Debentures”).

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

The Debentures will be convertible at the holder’s option into approximately 16.27 million common shares of NexGen (the “Common Shares”).

The Debentures will carry a 9.0% coupon (the “Interest”) over a 5-year term. The Debentures will be convertible at the holder’s option into Common Shares, at a conversion price (the “Conversion Price”) per Common Share of US$6.76 (C$9.15 per Common Share based on current exchange rates), representing a 30% premium to the volume-weighted average trading price (the “VWAP”) per Common Share on the Toronto Stock Exchange (the “TSX”) for the five days ending on the day prior to the date of the news release.

Two-thirds of the Interest (equal to 6% per annum) is payable in cash. One-third of the Interest (equal to 3% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on either the Toronto Stock Exchange or New York Stock Exchange (whichever has the greatest trading volume of Common Shares) ending on, and including, the third trading day prior to the date such interest payment is due.

The Corporation will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the TSX exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

WHSP has agreed to purchase 8.7 million outstanding common shares of NexGen from QRC (the “Pre-Arranged Trade”), enabling QRC to partially fund its purchase of Debentures.

Strategic Alignment Provisions

In connection with the Offering, the Corporation will enter into an investor rights agreement with both QRC and WHSP containing the same voting alignment, standstill, and transfer restriction covenants as the existing investor rights agreement with QRC dated May 27, 2020. However, these provisions will be revised to apply regardless of the number of Common Shares held, and the restrictions allowing for a sale of Common Shares every thirty days will be limited to 0.5% of the number of Common Shares held.

Use of Proceeds

Proceeds from the Offering will be used to fund the continuing development and further exploration of the Corporation’s mineral properties, and for general corporate purposes.

Conditions

Closing of the Offering is conditional upon completion of the Pre-Arranged Trade and the satisfaction of customary closing conditions, including stock exchange approvals, the completion of definitive documentation, there being no material adverse change in the business of the Corporation, or a major event of national or international consequence that disrupts the financial markets or the business, operations or affairs of the Corporation.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

Item 9	Date of Report

August 31, 2023